Exhibit 99.1

Media Release

December 8, 2015

TELUS closes $1.0 billion of debt offerings

Average term to maturity now 11.1 years, compared to 10.9 years at the end of 2014

Average cost of long-term debt now 4.32 per cent, compared to 4.72 per cent at the end of 2014

Vancouver, B.C. — TELUS announced today it has successfully closed its previously announced dual-tranche offering totaling $1.0 billion in senior unsecured notes: $600 million 3.75 per cent 10-year Notes, Series CV, maturing on March 10, 2026; and $400 million 4.85 per cent Notes through re-opening Series CP notes, maturing April 5, 2044.

“Our oversubscribed $1.0 billion debt offering demonstrates the confidence our investors have in TELUS to successfully execute against our long-term growth strategy focused on core investments in our wireless and wireline advanced broadband networks and services for the benefit of our customers on a sustained basis,” said John Gossling, TELUS Executive Vice-President and CFO. “Upon closing of our debt offering, the average term to maturity of TELUS’ long-term debt will be 11.1 years, as compared to 10.9 years at the end of 2014. Additionally, TELUS’ weighted average cost of long-term debt will decline to 4.32 per cent, as compared to 4.72 per cent at the end of 2014.”

The net proceeds will be used to repay approximately $956 million of outstanding commercial paper and to fund the repayment, on maturity, of a portion of the $600 million principal amount outstanding on TELUS’ Series CI Notes due May 2016. The balance will be used for general corporate purposes.

The offering was made pursuant to a prospectus supplement dated December 3, 2015 to TELUS’ short form base shelf prospectus dated November 19, 2014 filed with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12.4 billion of annual revenue and 14.0 million customer connections, including 8.4 million wireless subscribers, 3.1 million wireline network access lines, 1.5 million high-speed Internet subscribers and 980,000 TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

For more information about TELUS, please visit telus.com.

For more information, please contact:

Ian McMillan
TELUS Investor Relations
(604) 695-4539
ir@TELUS.com

Liz Sauvé

TELUS Media Relations

(604) 453-2488

Liz.Sauve@TELUS.com